210, 1167 Kensington Cr. N.W
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Announces Investment in Private Biotechnology Company

CALGARY, AB --- October 20, 2009 - Oncolytics Biotech Inc. (TSX: ONC, NASDAQ: ONCY) ("Oncolytics") announced today that it has made an investment in British Canadian Biosciences Corp. (BCBC), a privately held biotechnology company specializing in the development of peptides for the treatment of a variety of conditions, including cancer.

Oncolytics has purchased all of the convertible preferred shares of BCBC in exchange for 200,000 common shares of Oncolytics.  If converted to common shares, Oncolytics would own 10% of the outstanding BCBC common shares. In addition, Oncolytics has obtained a right, under certain circumstances, to purchase the rights to BCBC’s oncology product which is entering Phase II studies for use in solid tumours.  The purpose of the transaction is to gain access, at a future date, to a potential new oncology product. Beyond this transaction, Oncolytics has no commitments for future program support to BCBC.  None of the directors, officers, or related parties of Oncolytic’s own shares in or have any commercial interests in BCBC.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements.  Forward-looking statements, including the Company’s expectations related to the acquisition of the convertible preferred shares of BCBC and the potential of BCBC’s oncology product, as to progress in the clinical trial program and the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue Research and Development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company’s quarterly and annual filings with the Canadian securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as may be required pursuant to applicable securities laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta, T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com